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                             January 18, 2022

       Greg Endo
       Chief Financial Officer
       Volcon, Inc.
       2590 Oakmont Drive, Suite 520
       Round Rock, TX 78665

                                                        Re: Volcon, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
12, 2022
                                                            CIK No. 1829794

       Dear Mr. Endo:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at (202) 551-8028 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              Cavas Pavri